BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Holdings (As of September 30, 2017)

Quantity	Description	Ticker	Value	Percent
40.000	BERKSHIRE HATHAWAY, INC. CLASS A	BRKA	$10,989,600.00	29.20%
9,000.000	FEDEX CORP.	FDX	2,030,220.00	5.39%
70,000.000	HANESBRANDS	HBI	1,724,800.00	4.58%
30,000.000	WELLS FARGO & CO.	WFC	1,654,500.00	4.40%
2,700.000	AUTOZONE INC	AZO	1,606,797.00	4.27%
13,000.000	INGREDION, INC.	INGR	1,568,320.00	4.17%
10,000.000	LAB CORP OF AMERICA	LH	1,509,700.00	4.01%
23,000.000	EXPRESS SCRIPTS HOLDING CO.	ESRX	1,456,360.00	3.87%
18,000.000	CARMAX	KMX	1,364,580.00	3.63%
26,000.000	AUTONATION INC	AN	1,233,960.00	3.28%
17,000.000	COGNIZANT	CTSH	1,233,180.00	3.28%
12,000.000	CIMPRESS N.V.	CMPR	1,171,920.00	3.11%
11,000.000	SPECTRUM BRANDS	SPB	1,165,120.00	3.10%
32,000.000	LKQ CORP.	LKQ	1,151,680.00	3.06%
3,600.000	CHIPOTLE MEXICAN GRILL	CMG	1,108,188.00	2.94%
30,000.000	SUNCOR ENERGY, INC.	SU	1,050,900.00	2.79%
10,000.000	AMERICAN EXPRESS CO.	AXP	904,600.00	2.40%
6,000.000	INTL BUSINESS MACHINES INC.	IBM	870,480.00	2.31%
16,000.000	QUALCOMM	QCOM	829,440.00	2.20%
339,340.000			$34,624,345.00	91.99%
	Cash & Miscellaneous		3,014,493.70	8.01%
-	Net Assets		$37,638,838.70	100.00%

BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Performance

Average Annual Total Returns (%) As of 9/30/17

	1 Year	3 Year	5 Year	10 Year
Blue Chip Investor Fund	17.21%	9.29%	12.42%	6.14%

Average annual total returns include changes in share price and reinvestment of dividends and capital gains. The inception date of the Blue Chip Investor Fund was January 1, 2002.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.